UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V.
ANNOUNCES RESULTS FOR THE THIRD QUARTER 2012

Guadalajara, Jalisco, Mexico, October 25, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) today reported its results for the third quarter ended September 30, 2012. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are presented in nominal pesos.

Adoption of International Financial Reporting Standards:
Beginning on January 1, 2012, the Company adopted IFRS for the preparation and reporting of its financial statements. As a result, figures for the third quarter of 2011 that were prepared in accordance with Mexican Financial Reporting Standards (“MEX NIF”) were adjusted according to IFRS transition rules and are comparable with 3Q12 figures (the effects of adopting IFRS are described in Exhibit “E” of this report). Consolidated financial statements at September 30, 2012 were prepared and reported in accordance with International Accounting Standards (“IAS”) No. 34 “Financial Information at Interim Dates.”

Summary of Third Quarter 2012 vs. Third Quarter 2011:

●
The sum of aeronautical and non-aeronautical revenues increased Ps. 147.4 million (15.5%). Aeronautical revenues rose Ps. 82.9 million (11.0%) and non-aeronautical revenues increased Ps. 64.5 million (32.6%), (non-aeronautical revenues include revenues from checked baggage inspection services). These increases exceeded the Company’s guidance issued in January 2012, which did not include projections for revenues from improvements to concession assets (IFRIC 12) due to the fact that this is an accounting figure that does not affect the Company’s cash flow, nor revenues for checked baggage inspection services.  Total revenues, that include improvements to concession assets (IFRIC 12), increased Ps. 31.4 million (2.6%) due to the combined increase of aeronautical and non-aeronautical revenues, offset by a Ps. 115.9 million decline in revenues from improvements to concession assets (IFRIC 12).

•
Cost of services declined Ps. 17.8 million (6.9%), mainly as a result of a Ps. 24.7 million decrease in other operating costs, as well as a Ps. 2.7 million decline in maintenance costs, which were offset by a Ps. 5.9 million increase in security services and insurance costs, and a Ps. 3.7 million increase in employee costs.

●	Government concession taxes increased Ps. 7.3 million (15.3%). The technical assistance fee increased Ps. 7.7 million (23.8%).

●	Operating income increased Ps. 111.2 million (25.6%).

●
EBITDA increased Ps. 150.2 million (24.5%), from Ps. 614.2 million in 3Q11 to Ps. 764.4 million in 3Q12.  EBITDA margin increased from 50.0% in 3Q11 to 60.6% in 3Q12 (excluding the effects of IFRIC 12, the EBITDA margin rose from 64.5% in 3Q11 to 69.5% in 3Q12).

●	Net income and comprehensive income increased Ps. 98.2 million (26.5%).

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer
Rodrigo Guzmán, Chief Financial Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Operating Results

During the third quarter of 2012, total terminal passengers increased by 339.9 thousand passengers, representing a 6.8% increase as compared to the same period in 2011. Domestic passenger traffic increased 9.2% (317.5 thousand additional passengers), while international passenger traffic increased 1.4% (22.4 thousand additional passengers).

Domestic passenger traffic increased as a result of passenger increases at the airports of Guadalajara (102.2 thousand additional passengers), Tijuana (97.6 thousand additional passengers), Puerto Vallarta (30.1 thousand additional passengers), Mexicali (22.3 thousand additional passengers), Los Cabos (20.8 thousand additional passengers), Guanajuato (16.9 thousand additional passengers), Hermosillo (14.1 thousand additional passengers), Aguascalientes (12.6 thousand additional passengers) and Manzanillo (5.7 thousand additional passengers).  These increases were offset by declines at the airports of Morelia (2.4 thousand fewer passengers), La Paz (1.4 thousand fewer passengers) and Los Mochis (1.1 thousand fewer passengers).

At the Guadalajara airport, the increase in domestic passenger travel was primarily attributable to i) the opening of routes by Volaris to Puebla, Chihuahua, Los Cabos, Los Mochis and Monterrey, and ii) the increase in frequencies by Volaris to Mexico City, Tijuana, Culiacan, Cancun and Hermosillo; by Grupo Aeroméxico to Mexico City, Culiacan, Chihuahua, Ciudad Obregon, Hermosillo, Los Mochis, Merida, Puerto Vallarta, Torreon and Mazatlan; by VivaAerobus to Monterrey, Cancun, Culiacan, Los Cabos, Tuxtla Gutierrez, Ciudad Juarez, Villahermosa and Veracruz; and by Interjet to Mexico City, Monterrey, Los Cabos and Tijuana.

The increase in domestic passenger traffic at the Tijuana airport during 3Q12 was primarily attributable to the opening of the route to Colima by Volaris, and the increase in frequencies by Grupo Aeroméxico and Interjet to Mexico City and Guadalajara, and by Volaris to Mexico City, Aguascalientes, Guanajuato, Culiacan, Guadalajara, Hermosillo, La Paz, Los Mochis, Morelia, Monterrey, Mazatlan, Oaxaca, Puebla, Puerto Vallarta, Los Cabos, Uruapan and Zacatecas.

The increase in domestic passenger traffic at the Puerto Vallarta airport was primarily due to the opening of the route by Volaris, and an increase of frequencies by Grupo Aeroméxico and Magnicharters to Mexico City, along with an increase in frequencies by Volaris to Tijuana, by Aeroméxico Connect to Ciudad Juarez, Guadalajara and Monterrey, and finally, by Magnicharters to Monterrey.

The increase in domestic passengers at the Mexicali airport was mainly due to an increase in frequencies by Aeroméxico and Volaris to Mexico City, by Aeroméxico Connect to Culiacan and Hermosillo and by Volaris to Guadalajara.

At the Los Cabos airport, the increase in domestic passenger traffic was primarily attributable to an increase in frequencies to Mexico City by Interjet, Volaris and Aeroméxico Connect; to Culiacan, Guadalajara and Monterrey by VivaAerobus; and to Guadalajara and Toluca by Interjet. In addition, the increase in domestic passengers was due to the increase in frequencies by Volaris to Tijuana.

Third Quarter 2012 Report	Page 2 of 30

At the Guanajuato Airport, the increase in domestic passenger traffic was due to the opening of a route and an increase in frequencies by Volaris to Cancun and Tijuana, respectively.  In addition, the increase in domestic passengers was due to an increase in frequencies by Grupo Aeroméxico to Mexico City, by Aeroméxico Connect to Monterrey and Ciudad Juarez and by VivaAerobus to Monterrey.

International passenger traffic increased by 22.4 thousand passengers in 3Q12 compared to 3Q11, mainly as a result of passenger increases at the airports of Los Cabos (20.8 thousand additional passengers), Puerto Vallarta (12.1 thousand additional passengers), Aguascalientes (8.5 thousand additional passengers), Morelia (7.3 thousand additional passengers), Guanajuato (3.7 thousand additional passengers) and Manzanillo (1.1 thousand additional passengers).  This was offset by declines at the airports of Guadalajara (28.5 thousand fewer passengers), Tijuana (1.5 thousand fewer passengers), Hermosillo and La Paz (0.5 thousand fewer passengers) and Los Mochis (0.1 thousand fewer passengers).

At the Los Cabos airport, the increase in international passenger traffic was mainly due to growth in the Canadian market, in addition to an increase in frequencies by United Airlines, Virgin America, Delta and Alaska, among others, to various destinations in the United States, as well as the opening of the route by Southwest, operated by Air Tran Airways, to Orange County, California.

With respect to the Puerto Vallarta airport, the increase in international passenger traffic was mainly due to the opening of routes to San Francisco, Amsterdam and Abbotsford by Virgin America, TUI and Canjet Airlines, respectively, in addition to an increase in frequencies by United to San Francisco, by Canjet Airlines and Air Transat to Edmonton and by WestJet and Air Canada to Calgary.

The increase in international passenger traffic at the Aguascalientes airport was mainly due to the increase in frequencies by United Airlines to Houston, by Volaris to Los Angeles, and by American Eagle to Dallas.  The increase in international passenger traffic at the Morelia airport was mainly due to the opening of a route to Chicago by Volaris, as well as an increase in frequencies by Volaris to Los Angeles and an increase in frequencies by American Eagle to Dallas.

These increases were mainly offset by a decrease in international traffic during 3Q12 at the Guadalajara airport, principally due to a decrease in frequencies by Delta and Aeroméxico to Los Angeles, a decrease in frequencies to Atlanta by Delta, and to Los Angeles, Oakland and San Diego by Volaris, as well as the suspension of operations by Aeroméxico to San Francisco and a decrease in frequencies to Chicago, Fresno, Sacramento and Ontario. With respect to the Tijuana airport, the decline in international passenger traffic was mainly a result of a decrease in frequencies by Aeroméxico to Shanghai and Narita.

Third Quarter 2012 Report	Page 3 of 30

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Third Quarter 2012 Report	Page 4 of 30

Total Terminal Passengers (in thousands):

Third Quarter 2012 Consolidated Results

The sum of aeronautical and non-aeronautical revenues increased Ps. 147.4 million, or 15.5%, from Ps. 952.2 million in 3Q11 to Ps. 1,099.6 million in 3Q12. This increase was partially offset by a decline in revenues from improvements to concession assets (IFRIC 12) of Ps. 115.9 million, or 41.9%, a result of a decrease in committed investments for 2012, which will be 43.2% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs. As a result, total revenues in 3Q12 rose Ps. 31.4 million (2.6%), from Ps. 1,228.9 million in 3Q11 to Ps. 1,260.4 million in 3Q12.  Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (“IFRIC 12”), but this recognition does not have a cash impact or an impact on the Company’s operating results.  Amounts included as a result of IFRIC 12 are related to construction undertaken during each quarter in accordance with the Company’s Master Development Programs.

All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and consequently, such margins and ratios may not be comparable to ratios and margins, such as EBITDA margin, operating margin and other ratios that are calculated based on the Company’s results that do have a cash impact.

Third Quarter 2012 Report	Page 5 of 30

Aeronautical and non-aeronautical revenues

- Aeronautical services revenues increased Ps. 82.9 million, or 11.0%, in 3Q12, resulting from a 6.8% increase in the number of passengers that paid passenger charges in 3Q12 as compared to 3Q11 and a 5.5% increase in tariffs in June 2012. The increase in revenues from aeronautical services was primarily due to a Ps. 90.9 million (14.6%) increase in passenger charges. The increase in passenger charges was offset by a decline in aircraft landing and aircraft parking revenues, which together, declined Ps. 6.8 million, or 9.2%.

- Non-aeronautical services revenues increased Ps. 64.5 million (32.6%) in 3Q12, compared to 3Q11, primarily due to revenue increases from “duty free” stores, car parking services, VIP lounges (a business line directly operated by the Company since 4Q11), checked baggage inspection services, food and beverage, advertising services (a business line directly operated by the Company since June 2011), time share developers, the leasing of commercial space and space for car rental companies, which combined, led to an increase in non-aeronautical services of Ps. 59.6 million, or 35.6%.  The increase in revenues from car parking, checked baggage inspection services, advertising and VIP lounges together accounted for 33.3% of the total increase in non-aeronautical revenues.  All of these were business lines operated directly by the Company, or in which the Company participates with certain operations (VIP lounges).

Total operating costs in 3Q12 declined Ps. 79.7 million or 10.0%, as compared to 3Q11, mainly due to a decrease of Ps. 115.9 million in costs of improvements to concession assets related to the effects of IFRIC 12, as well as a decrease in the cost of services of Ps. 17.8 million. These declines were offset by increases in the depreciation of assets, government concession taxes and technical assistance fees, which together increased Ps. 54.0 million.

➢	Cost of services declined Ps. 17.8 million (6.9%) compared to 3Q11, due to the following factors:

o
Employee costs increased Ps. 3.7 million (3.9%) compared to 3Q11 due to an increase of Ps. 2.5 million in employee severance payments. Additionally, the Company incurred expenses of Ps. 1.9 million for the purchase of uniforms and security equipment, which in 2011 took place primarily during 2Q11.

o	Maintenance costs decreased Ps. 2.7 million (5.7%) compared to 3Q11, due mainly to decreases in electric infrastructure, equipment, terminal buildings and operational areas, among others.

o
Security and insurance costs increased Ps. 5.9 million (18.3%) in 3Q12 compared to 3Q11.  The increase in security costs was mainly due to the contracting of third-parties for: i) carry-on baggage inspection personnel that previously was contracted directly by the Company and ii) personnel to provide checked baggage inspection services to those airlines that have signed a contract for the services with the Company.

Third Quarter 2012 Report	Page 6 of 30

o	Utilities in 3Q12 declined Ps. 0.1 million (0.1%) compared to 3Q11.

o
Other operating costs decreased Ps. 24.7 million (54.6%) in 3Q12, mainly due to the fact that during 3Q11, the Company incurred legal costs related to proceedings commenced against the Company, in addition to costs for the bid to operate the San Gonzalo de Amarente airport in Natal, Brazil, both of which did not recur in 3Q12. These declines were partially offset by an increase in commissions related to advertising revenues, as well as donations, among other items.

➢
As a result of the increase in aeronautical and non-aeronautical revenues, government concession taxes increased Ps. 7.3 million (15.3%). The technical assistance fees increased Ps. 7.7 million (23.8%), mainly due to the increase in revenues which was greater than the sum of the cost of services and government concession taxes in nominal values.

➢
Depreciation and amortization expenses increased Ps. 39.0 million, or 21.6%, compared to 3Q11, due to an increase in fixed asset investments and improvements made to concession assets in compliance with the Company’s Master Development Programs.

➢
Cost of improvements to concession assets (IFRIC 12) decreased Ps. 115.9 million from Ps. 276.7 million in 3Q11 to Ps. 160.8 million in 3Q12. This decline was a result of a decrease in committed investments for 2012, which will be 43.2% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs.  These amounts are determined based on the construction and improvements committed in the Company’s Master Development Programs for each period and do not have a cash impact on the operating results of the Company.

Operating margin increased 790 basis points from 35.3% in 3Q11 to 43.2% in 3Q12, primarily due to increases in aeronautical and non-aeronautical revenues (operating margin excluding the effects of IFRIC 12 increased 401 basis points from 45.6% in 3Q11 to 49.6% in 3Q12). Operating income increased 25.6%, or Ps. 111.2 million.

EBITDA margin increased 1060 basis points from 50.0% in 3Q11 to 60.6% in 3Q12, mainly due to increases in aeronautical and non-aeronautical revenues, as well as a reduction in revenues from improvements to concession assets  (EBITDA margin excluding the effects of IFRIC 12 increased 500 basis points, from 64.5% in 3Q11 to 69.5% in 3Q12).  EBITDA increased Ps. 150.2 million, or 24.5%.

As previously mentioned, margins and financial ratios that include revenues from improvements to concession assets (IFRIC 12) may not be comparable to margins and financial ratios that are calculated with results that do have a cash impact.  Therefore, although operating and EBITDA margins vary when the effects of IFRIC 12 are included, the nominal results of operating income and EBITDA were not affected.

Third Quarter 2012 Report	Page 7 of 30

The finance income (expense) decreased Ps. 48.8 million in 3Q12 with respect to 3Q11, from income of Ps. 29.9 million in 3Q11 to an expense of Ps. 18.9 million in 3Q12. This decrease was mainly due to exchange rate losses, which went from an exchange rate gain of Ps. 35.5 million in 3Q11 to an exchange rate loss of Ps. 21.7 million in 3Q12, resulting in a net change of Ps. 57.2 million, due to the fact that during 3Q11 the Mexican peso declined versus the dollar by 13.4%, while during 3Q12, the Mexican peso appreciated versus the dollar by 5.9%.  This negative effect was partially offset by a Ps. 8.4 million increase in interest income, which went from an expense of Ps. 5.6 million in 3Q11 to income of Ps. 2.8 million in 3Q12.

Net income and comprehensive income in 3Q12 rose by Ps. 98.2 million, or 26.5%, compared to 3Q11 due to the variations previously explained, as well as the Ps. 28.5 million declined in income taxes.

Summary of Consolidated Results for 3Q12 (in thousands of pesos):

3Q11	3Q12	Change
Aeronautical Services	754,172	837,072	11.0%
Non aeronautical services	198,020	262,523	32.6%
Services from improvements to concession assets (IFRIC 12)	276,695	160,779	-41.9%
Total Revenues	**1,228,887**	**1,260,374**	**2.6%**
Cost of services	258,125	240,306	-6.9%
Cost of improvements to concession assets (IFRIC 12)	276,695	160,779	-41.9%
Costs Subtotal	**534,820**	**401,085**	**-25.0%**
Operating Income	433,677	544,861	25.6%
EBITDA	614,177	764,403	24.5%
Net income and comprehensive income	371,149	469,330	26.5%
Net income and comprehensive income per share (pesos)	0.6616	0.8366	26.5%
Net income and comprehensive income per ADS (US dollars)	0.5143	0.6504	26.5%
Operating income margin %	35.3%	43.2%	22.5%
Operating income margin % (excluding IFRIC 12)	45.5%	49.6%	8.8%
EBITDA margin %	50.0%	60.6%	21.4%
EBITDA margin % (excluding IFRIC 12)	64.5%	69.5%	7.8%
Costs subtotal / Total revenues %	43.5%	31.8%	-26.9%
Cost of services / Total revenues % (excluding IFRIC 12)	27.1%	21.9%	-19.4%

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 12.8630 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate on September 28, 2012).

Third Quarter 2012 Report	Page 8 of 30

Other Important Data for 3Q12 (in thousands of pesos):

Operating Costs for 3Q12 (in thousands of pesos):

Third Quarter 2012 Report	Page 9 of 30

First Nine Months of 2012 Consolidated Results

The sum of aeronautical and non-aeronautical revenues for the first nine months 2012 increased Ps. 395.2 million or 13.9%, from Ps. 2,852.8 million in the first nine months of 2011 to Ps. 3,247.9 million in the first nine months of 2012. This increase was offset by a decline in revenues from improvements to concession assets (IFRIC 12) of Ps. 347.7 million. This decline was a result of a decrease in committed investments for 2012, which will be 43.2% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs. Total Revenues for the first nine months of 2012 increased Ps. 47.4 million, or 1.3%, from Ps. 3,682.9 million in the first nine months of 2011 to Ps. 3,730.3 million during the first nine months of 2012.  Revenues from improvements to concession assets are recognized in accordance with IFRIC 12, but this recognition does not have a cash impact or an impact on the Company’s operating results.  Amounts included as a result of IFRIC 12 are related to construction undertaken during each period in accordance with the Company’s Master Development Programs.

All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and consequently, such margins and ratios may not be comparable to ratios and margins such as EBITDA margin, operating margin and other ratios, that are calculated based on the Company’s results that do have a cash impact.

Aeronautical and non-aeronautical revenues

- Aeronautical services revenues increased Ps. 242.7 million or 10.7% during the first nine months of 2012, primarily due to 5.8% increase in passenger traffic compared to the first nine months of 2011, as well as a 3.6% variation in the Mexican Producer Price Index excluding petroleum. From the total increase in aeronautical revenues 96.9% comes from passenger charges, which increased Ps. 235.3 million (12.2%) in 2012, in addition, both revenues from aircraft landing fees and aircraft parking fees together rose Ps. 8.8 million or 5.3%, representing 3.7% from the total increase in aeronautical revenues.

- Non-aeronautical services revenues increased Ps. 152.4 million or 25.8%, primarily due to revenue increases in “duty free” stores, revenues from checked baggage inspection services, car parking fees, advertising services (a business line directly operated by the Company since June 2011), VIP lounges (a business line in which the Company has participated directly with lounges operated by the Company since 4Q11), the leasing of commercial space, food and beverage, car rentals, and time share developers, which together accounted for a Ps. 139.5 million increase in non-aeronautical services.  The increase in revenues from checked baggage inspection services, car parking, advertising services and VIP lounges together represented 48.5% of the total increase in non-aeronautical revenues, all of which are business lines that the Company directly operates, or in which the Company participates with certain operations (VIP lounges).

Third Quarter 2012 Report	Page 10 of 30

Total operating costs during the first nine months of 2012 declined Ps. 217.7 million or 9.3%, as compared to the first nine months of 2011, mainly due to a decline of Ps. 347.7 million in costs of improvements to concession assets related to the effects of IFRIC 12. This decline was partially offset by an increase in the cost of services, government concession taxes, technical assistance fees, depreciation and amortization, which together increased Ps. 130.0 million or 8.5%.

➢
Cost of services during the first nine months of 2012 increased Ps. 11.2 million (1.5%) compared to the first nine months of 2011 (including an increase in security costs derived from providing checked bagged inspection services). The main drivers of the increase in the cost of services during the first nine months of 2012 were:

o
Employee costs increased Ps. 5.3 million (1.8%) compared to the first nine months of 2011, due to increases in wages and salaries, annual compensations, severance payments and labor union fees, which together represented costs of Ps. 5.4 million.

o
Maintenance costs declined Ps. 5.7 million (4.1%) compared to the first nine months of 2011, mainly due to the fact that certain routine maintenance in operational areas, roads and security equipment will be undertaken during the fourth quarter of 2012, but took place in the first nine months of 2011.

o
Security and insurance costs increased Ps. 23.6 million (24.7%) in the first nine months of 2012 compared to the first nine months of 2011.  The increase in security costs was mainly due to the contracting of third-parties for:  i) carry-on baggage inspection personnel that previously was contracted directly by the Company and ii) personnel to provide checked baggage inspection services to those airlines that have signed a contract for the services with the Company.

o
Utilities costs for the first nine months of 2012 increased by Ps. 9.8 million or 10.6% compared to the first nine months of 2011, primarily due to the increases in electricity rates and energy consumption resulting from the operation of checked baggage inspection equipment, the expansion of the terminal building in Tijuana and projects for the completion and operation of Terminal 2 in Los Cabos.

o
Other operating costs in the first nine months of 2012 decreased by Ps. 21.7 million (17.8%) compared to the first nine months of 2011. This decrease was mainly due to the fact that during 3Q11, the Company incurred legal costs related to proceedings commenced against the Company, in addition to costs for the bid to operate the San Gonzalo de Amarente airport in Natal, Brazil, which together represented Ps. 30.2 million and both of which did not recur in 3Q12. These declines were partially offset by a Ps. 5.4 million increase in commissions related to advertising revenues, as well as donations, among other items.

Third Quarter 2012 Report	Page 11 of 30

➢
As a result of the increase in revenues, government concession taxes increased Ps. 19.3 million (13.6%) during the first nine months of 2012. The technical assistance fees increased Ps. 17.9 million (18.2%) during the first nine months of 2012, mainly due to the sum of aeronautical and non-aeronautical revenues increased more than the sum of the cost of services and the government concession taxes in nominal terms.

➢
Depreciation and amortization expenses increased Ps. 81.5 million or 15.2% in the first nine months of 2012 compared to the first nine months of 2011, due to an increase in fixed asset investments and improvements made to concession assets in compliance with the Company’s Master Development Programs.

➢
Cost of improvements to concession assets (IFRIC 12) decreased Ps. 347.7 million from Ps. 830.0 million in the first nine months of 2011 to Ps. 482.3 million in the first nine months of 2012. This decline was a result of a decrease in committed investments for 2012, which will be 43.2% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs.  These amounts are determined based on the construction and improvement commitments in the Company’s Master Development Programs for each period and do not have a cash impact on the Company’s operating results.

The Company’s operating margin in the first nine months of 2012 increased 660 basis points, from 36.2% in the first nine months of 2011 to 42.8% in the first nine months of 2012, primarily due to increases in aeronautical and non-aeronautical revenues (operating margin excluding the effects of IFRIC 12 increased 250 basis points, from 46.7% in the first nine months of 2011 to 49.2% in the first nine months of 2012). Operating income in nominal terms increased Ps. 265.2 million (20%).

EBITDA margin increased 870 basis points from 50.7% in the first nine months of 2011 to 59.4% in the first nine months of 2012 mainly due to increases in aeronautical and non-aeronautical revenues, as well as a reduction in the revenues from improvements to concession assets (EBITDA margin excluding the effects of IFRIC 12 rose 270 basis points, from 65.5% in the first nine months of 2011 to 68.2% in the first nine months of 2012).

As previously mentioned, margins and financial ratios that include revenues from improvements to concession assets (IFRIC 12) may not be comparable to margins and financial ratios that are calculated only with results that have a cash impact.  Therefore, although operating and EBITDA margins vary upon including the effects of IFRIC 12, the nominal results of operating income and EBITDA were not affected.

The finance income (expense) experienced a negative variation of Ps. 37.5 million in the first nine months of 2012 with respect to the first nine months of 2011. It went from an income of Ps. 25.3 million in the first nine months of 2011 to an expense of Ps. 12.2 million in the first nine months of 2012.   This decrease was mainly due to the impact of exchange rate variations, which went from a gain of Ps. 14.4 million in the first nine months of 2011 to a loss of Ps. 20.1 million in the first nine months of 2012, resulting in a negative impact of Ps. 34.5 million. This decline occurred due to the 8.6% devaluation of the Mexican peso versus the U.S. dollar during the first nine months of 2011, while during the same period in 2012, the Mexican peso appreciated 8.1%, additionally the Company held a larger dollar position. Interest income declined from Ps. 10.9 million in the first nine months of 2011 to Ps. 7.9 million during the first nine months of 2012, due to a decrease in interest capitalization for investments as a result of a decrease in committed investments in the first nine months of 2012 compared to the first nine months of 2011.

Third Quarter 2012 Report	Page 12 of 30

Net income and comprehensive income in the first nine months of 2012 increased Ps. 223.1 million or 21.8%, compared to the first nine months of 2011, due to the factors mentioned previously, offset with an increase in income taxes of Ps. 9.0 million.

Summary of Consolidated Results for 9M12 (in thousands of pesos):

9M11	9M12	Change
Aeronautical Services	2,262,780	2,505,518	10.7%
Non aeronautical services	589,990	742,420	25.8%
Services from improvements to concession assets (IFRIC 12)	830,085	482,337	-41.9%
Total Revenues	**3,682,855**	**3,730,275**	**1.3%**
Cost of services	743,324	754,553	1.5%
Cost of improvements to concession assets (IFRIC 12)	830,085	482,337	-41.9%
Costs Subtotal	**1,573,408**	**1,236,891**	**-21.4%**
Operating Income	1,332,487	1,597,696	19.9%
EBITDA	1,868,671	2,215,362	18.6%
Net income and comprehensive income	1,021,773	1,244,913	21.8%
Net income and comprehensive income per share (pesos)	1.8213	2.2191	21.8%
Net income and comprehensive income per ADS (US dollars)	1.4160	1.7252	21.8%
Operating income margin %	36.2%	42.8%	18.4%
Operating income margin % (excluding IFRIC 12)	46.7%	49.2%	5.3%
EBITDA margin %	50.7%	59.4%	17.0%
EBITDA margin % (excluding IFRIC 12)	65.5%	68.2%	4.1%
Costs subtotal / Total revenues %	42.7%	33.2%	-22.4%
Cost of services / Total revenues % (excluding IFRIC 12)	26.1%	23.2%	-10.8%

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 12.8630 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate on September 28, 2012).

Third Quarter 2012 Report	Page 13 of 30

Other Important Data for 9M12 (in thousands of pesos):

Operating Costs for 9M12 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for the first nine months of 2012 were Ps. 2,505.5 million, resulting from an average aeronautical revenue of Ps. 146.9 per WLU. Regulated revenues accounted for 67.2% of total revenues and 77.1% of the sum of Company’s aeronautical and non-aeronautical revenues for the period.

Third Quarter 2012 Report	Page 14 of 30

The SCT annually reviews the Company’s compliance with the maximum rates, and the SCT has confirmed that the Company complied for 2010. The 2011 review is currently underway.

Statement of Financial Position

As of September 30, 2012, the Company had a balance of cash and cash equivalents of Ps. 2,545.3 million, of which Ps. 28.8 million are held in a trust to pay for the installation of the checked baggage inspection services, as well as for advanced payments for construction work at the Tijuana airport. Additionally, it is important to mention that the amount of cash and cash equivalents includes guaranteed deposits from airlines of Ps. 349.1 million.

As of September 30, 2012, the Company’s principal assets consisted of the balance of the concession value of Ps. 10,250.4 million, rights to use airport facilities for Ps. 1,284.7 million and improvements to concession assets, fixed assets and leased properties of Ps. 5,508.9 million. These balances represented approximately 40.8%, 5.1% and 21.9%, of total assets, respectively.

The balance of the deferred income taxes asset increased Ps. 174.9 million as of September 30, 2012 as compared to September 30, 2011.  This increase resulted from recognizing the Company’s principal assets (the airport concessions, rights to use airport facilities and improvements to concession assets) using the historic cost model of IAS 38, “Intangible Assets”, which eliminates the effects of inflation as of December 31, 2007. As a result, the Company’s book values are less than the taxable values which are updated, resulting in an increase in the deferred income taxes asset.

CAPEX

During the period from January to September 2012, the Company invested Ps. 631.1 million in capital expenditures, mainly for investments carried out during 2012 and partially for investments that remained pending payment at the close of 2011, in accordance with IAS 7 “Statement of Cash Flows”.

Recent Events

-	The Company has modified its expectations (Guidance) for the year 2012 (excluding revenues and expenses from checked baggage inspection services, which are marginal):

o	Traffic: Increase of 4 to 5% (previously 3 to 4%)
o	Aeronautical Revenues: Increase of 8 to 9% (remains unchanged)
o	Non-Aeronautical Services: Increase of 14 to 15.5% (previously 6.5 to 8%) with an increase in commercial revenues of 15% to 17%.
o	Total Revenues: Increase of 9.5 to 10.5% (previously 7.5 to 8.5%)
o	Cost of Services: Increase of 8 to 10% (previously 9 to 12%)
o	EBITDA Margin: 65.3 to 66.3% (remains unchanged)
o	EBITDA: Increase of 9 to 11.5% (previously 6 to 8.5%)
o	Cash Tax: 30%
o	Total CAPEX: Ps. 770 million

Third Quarter 2012 Report	Page 15 of 30

-
On August 2, 2012, the Company announced that it had established a line of credit with BBVA Bancomer, without actual guarantees other than cross guarantees for the Guadalajara, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports for a total of Ps. 242.7 million. This credit will be used to finance committed capital investments for 2012 pursuant to the Master Development Programs for each of the airports. The line of credit has an interest rate of the 91-day interest rate (TIIE) plus 120 basis points and will be paid in twenty-eight (28) equal and consecutive quarterly payments, beginning three (3) months after each disbursement. The first disbursement of Ps. 168.5 million was made on August 3, 2012, and the remaining balance will be disbursed in October 2012.

-
On October 4, 2012, the Company announced that on October 3, 2012, it had complied with what was approved at the Extraordinary Shareholders Meeting held on September 25, 2012, and made a payment to INDEVAL (Instituto para el Depósito de Valores) in connection with the capital reduction approved as the Extraordinary Shareholder’s Meeting’s second agenda item. In this manner, the Company paid the equivalent of Ps. 1.639281 per share outstanding.

However the Company has been notified by INDEVAL that INDEVAL will suspend the disbursement of the funds deposited by GAP as a result of the fact that INDEVAL was notified of a judicial injunction which may arguably prevent INDEVAL from making said distribution. According to a recent development filed by Grupo Mexico, S.A.B. de C.V. with the Bolsa Mexicana de Valores (Mexican Stock Exchange) dated October 3, 2012, the 50th Judge from the Mexico City Civil Court ordered the Company, INDEVAL and the Mexican Stock Exchange to immediately and unconditionally suspend the resolutions adopted at the Extraordinary Shareholder´s Meeting held September 25, 2012. The Company has not been legally informed with regards to this judicial injunction.

Changes to Accounting Policies

Beginning on January 1, 2012, the Company reports its financial statements in accordance with IFRS, for both the quarterly and full-year 2012 periods, comparing them with the same periods of the previous year.  Until December 31, 2011, the Company’s financial information was prepared in accordance with MEX NIF.

* * *

Third Quarter 2012 Report	Page 16 of 30

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

* * *

Third Quarter 2012 Report	Page 17 of 30

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	3Q11	3Q12	Change	9M11	9M12	Change
Guadalajara						
Aeronautical services	301,065	325,786	8.2%	832,560	908,180	9.1%
Non aeronautical services	73,897	87,413	18.3%	206,274	254,486	23.4%
Improvements to concession assets (IFRIC 12)	46,407	34,518	-25.6%	139,222	103,552	-25.6%
Total Revenues	**421,369**	**447,717**	**6.3%**	**1,178,056**	**1,266,217**	**7.5%**
Operating Income	233,710	253,541	8.5%	616,704	700,025	13.5%
EBITDA	**285,553**	**322,531**	**12.9%**	**772,463**	**880,733**	**14.0%**
Tijuana						
Aeronautical services	114,578	130,935	14.3%	319,781	360,907	12.9%
Non aeronautical services	22,017	28,142	27.8%	66,333	81,446	22.8%
Improvements to concession assets (IFRIC 12)	48,528	4,052	-91.7%	145,584	12,154	-91.7%
Total Revenues	**185,123**	**163,129**	**-11.9%**	**531,698**	**454,507**	**-14.5%**
Operating Income	59,472	67,285	13.1%	160,364	180,098	12.3%
EBITDA	**87,128**	**103,314**	**18.6%**	**241,373**	**278,248**	**15.3%**
Puerto Vallarta						
Aeronautical services	73,047	83,557	14.4%	315,891	338,085	7.0%
Non aeronautical services	31,862	37,122	16.5%	105,197	119,017	13.1%
Improvements to concession assets (IFRIC 12)	55,648	24,161	-56.6%	166,946	72,483	-56.6%
Total Revenues	**160,558**	**144,840**	**-9.8%**	**588,035**	**529,586**	**-9.9%**
Operating Income	38,453	45,693	18.8%	217,591	225,736	3.7%
EBITDA	**61,929**	**74,931**	**21.0%**	**293,006**	**313,426**	**7.0%**
Los Cabos						
Aeronautical services	112,302	124,863	11.2%	361,640	405,779	12.2%
Non aeronautical services	42,403	77,934	83.8%	132,237	191,614	44.9%
Improvements to concession assets (IFRIC 12)	102,893	70,012	-32.0%	308,679	210,035	-32.0%
Total Revenues	**257,597**	**272,809**	**5.9%**	**802,555**	**807,429**	**0.6%**
Operating Income	85,864	127,200	48.1%	296,934	366,249	23.3%
EBITDA	**110,261**	**154,838**	**40.4%**	**363,537**	**448,683**	**23.4%**

Third Quarter 2012 Report	Page 18 of 30

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

Airport	3Q11	3Q12	Change	9M11	9M12	Change
Hermosillo						
Aeronautical services	38,875	42,641	9.7%	106,494	124,159	16.6%
Non aeronautical services	6,389	7,903	23.7%	18,043	22,682	25.7%
Improvements to concession assets (IFRIC 12)	8,100	1,716	-78.8%	24,300	5,148	-78.8%
Total Revenues	**53,364**	**52,260**	**-2.1%**	**148,837**	**151,989**	**2.1%**
Operating Income	20,295	20,105	-0.9%	44,688	55,447	24.1%
EBITDA	**29,697**	**31,000**	**4.4%**	**73,162**	**87,941**	**20.2%**
Guanajuato						
Aeronautical services	36,457	41,189	13.0%	100,236	116,542	16.3%
Non aeronautical services	8,124	8,993	10.7%	22,587	26,721	18.3%
Improvements to concession assets (IFRIC 12)	9,863	10,331	4.8%	29,588	30,995	4.8%
Total Revenues	**54,443**	**60,514**	**11.2%**	**152,410**	**174,259**	**14.3%**
Operating Income	17,967	21,804	21.4%	41,396	55,897	35.0%
EBITDA	**26,958**	**31,531**	**17.0%**	**69,358**	**85,108**	**22.7%**
Others (1)						
Aeronautical services	77,847	88,101	13.2%	226,178	251,865	11.4%
Non aeronautical services	13,328	15,016	12.7%	39,319	46,454	18.1%
Improvements to concession assets (IFRIC 12)	5,255	15,990	204.3%	15,766	47,971	204.3%
Total Revenues	**96,431**	**119,107**	**23.5%**	**281,264**	**346,290**	**23.1%**
Operating Income	3,673	6,657	81.2%	- 1,518	11,388	-850.4%
EBITDA	**35,084**	**40,889**	**16.5%**	**89,766**	**109,834**	**22.4%**
Total						
Aeronautical services	754,171	837,072	11.0%	2,262,780	2,505,518	10.7%
Non aeronautical services	198,020	262,523	32.6%	589,990	742,420	25.8%
Improvements to concession assets (IFRIC 12)	276,695	160,779	-41.9%	830,085	482,337	-41.9%
Total Revenues	**1,228,887**	**1,260,374**	**2.6%**	**3,682,855**	**3,730,275**	**1.3%**
Operating Income	459,434	542,282	18.0%	1,376,160	1,594,842	15.9%
EBITDA	**636,608**	**759,031**	**19.2%**	**1,902,664**	**2,203,974**	**15.8%**

(1)"Others" include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Third Quarter 2012 Report	Page 19 of 30

Exhibit B: Consolidated Statement of Financial Position (in thousands of pesos):

Third Quarter 2012 Report	Page 20 of 30

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Third Quarter 2012 Report	Page 21 of 30

Exhibit D: Consolidated Statement of Comprehensive Income (in thousands of pesos):

3Q11	3Q12	Change	9M11	9M12	Change
Revenues						
Aeronautical services	754,172	837,072	11.0%	2,262,780	2,505,518	10.7%
Non aeronautical services	198,020	262,523	32.6%	589,990	742,420	25.8%
Improvements to concession assets (IFRIC 12)	276,695	160,779	-41.9%	830,085	482,337	-41.9%
Total revenues	**1,228,887**	**1,260,374**	**2.6%**	**3,682,855**	**3,730,275**	**1.3%**
Operating costs						
Cost of services	258,125	240,306	-6.9%	743,324	754,553	1.5%
Technical assistance fees	32,486	40,225	23.8%	98,768	116,696	18.2%
Government concession taxes	47,404	54,661	15.3%	142,008	161,327	13.6%
Depreciation and amortization	180,499	219,542	21.6%	536,184	617,666	15.2%
Cost of improvements to concession assets (IFRIC 12)	276,695	160,779	-41.9%	830,085	482,337	-41.9%
Total operating costs	**795,209**	**715,513**	**-10.0%**	**2,350,368**	**2,132,579**	**-9.3%**
Operating income	**433,677**	**544,861**	**25.6%**	**1,332,487**	**1,597,696**	**19.9%**
Finance income (expense)	29,908	- 18,930	-163.3%	25,304	- 12,174	-148.1%
Other (expense) income	- 7,892	- 506	-93.6%	- 5,058	- 640	-87.3%
Earnings before income taxes	**455,694**	**525,424**	**15.3%**	**1,352,732**	**1,584,883**	**17.2%**
Income taxes	- 84,545	- 56,093	-33.7%	- 330,959	- 339,970	2.7%
Net income and comprehensive income	**371,149**	**469,331**	**26.5%**	**1,021,773**	**1,244,913**	**21.8%**

Third Quarter 2012 Report	Page 22 of 30

Exhibit E: International Financial Reporting Standards Adoption (in thousands of pesos):

In January 2009, the Comisión Nacional Bancaria y de Valores (The National Banking and Securities Commission or the “CNBV”) issued a statement whereby it set forth the requirement that listed companies which report their financial information to investors prepare and report financial information, since year 2012, based on International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB").

The Company’s consolidated financial statements for the year ending December 31, 2012 will be the Company’s first annual financial statements that comply with IFRS. The transition date is January 1, 2011 and, therefore, the year ended December 31, 2011 will be the comparative period established by IFRS 1, “First-Time Adoption of International Financial Reporting Standards”. According to IFRS 1, the Company applied the relevant obligatory exceptions, as well as certain optional exemptions to the retroactive applications of IFRS to the financial statements for the above dates, which were announced in the report for the first quarter of 2012.

The following table contains the Consolidated Statement of Financial Position as of September 30, 2011, prepared in accordance with IFRS.  The amounts contained in this table were determined based on the figures reported under MEX NIF, which were adjusted according to IFRS transition rules.

Third Quarter 2012 Report	Page 23 of 30

The following table contains the Consolidated Statement of Net Income and Comprehensive Income for the nine-month and three-month periods ended September 30, 2011, prepared in accordance with IFRS.  The amounts contained in this table were determined based on the figures reported under MEX NIF, which were adjusted according to IFRS transition rules.

The following table contains the Statement of Change in Stockholders Equity as of September 30, 2011 and September 30 2012, prepared in accordance with IFRS.

Third Quarter 2012 Report	Page 24 of 30

The amount of common stock reduction approved at the Extraordinary Shareholders on September 25, 2012 for an amount of Ps. 870.0 million, presented in the Statement of Change in Stockholders Equity listed above, is comprised of Ps. 572.5 million for historical value and Ps. 297.5 million for the value of inflation recognized through December 31, 2007 in according with Mexican Financial Reporting Standards. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing and presenting financial information under these Rules for its Finance and Fiscal Opinions, therefore, for any transaction related to Stockholders Equity, the Company must take in consideration the accounting balances prepared under MEX NIF and determine the tax effects under applicable tax laws applicable in Mexico.

As a part of the adoption of International Financial Reporting Standards (IFRS), the effects of inflation recognized in the Equity under MEX NIF until December 31, 2007, were reclassified to retained earnings, this because the accumulated inflation in this period does not meet the characteristic of hyperinflationary economy under IFRS, for this reason, the effects of inflation for the common stock reduction is presented as a reduction to retained earnings for the propose of IFRS, which is the account where these effects were reclassified to the date of transition to IFRS (January 1, 2011).

Below is a summary of the main differences as of September 30, 2011, as well as an estimate of their most significant effects, including their effects on deferred income tax:

Embedded derivatives in the lease agreements – Under MEX NIF, the Company recognized embedded derivatives generated by lease agreements of commercial spaces located at the airport terminals. Such agreements are denominated in U.S. dollars, differing from the Company’s functional currency, the Mexican peso. According to IFRS, as the U.S. dollar is commonly used by the industry for this type of lease agreement, the Company, upon commencing its use of IFRS, did not recognize embedded derivatives according to IAS 39, “Financial Instruments: Recognition and Measurement”.

Third Quarter 2012 Report	Page 25 of 30

The effects of these changes were as follows:

Borrowing costs – The borrowing cost exemption was applied. As a result, the transitional provisions contained in IAS 23, “Borrowing Costs” was applied, using the transition date as the effective date for this standard. Therefore, as of that date, the interest expense for qualifying assets is capitalized net of interest income.

Intangible assets – As part of its transition to IFRS the Company, according to IAS 38 “Intangible Assets”, recognized  improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other intangible assets at their historical cost. As a result, the Company eliminated the effects of inflation recognized in accordance with MEX NIF through December 31, 2007.  In addition, based on IAS 23, “Borrowing Costs”, the Company applied this standard as of the transition date, for which it maintains the finance cost previously capitalized according to MEX NIF. The effects of these changes were as follows:

Third Quarter 2012 Report	Page 26 of 30

Transition effects 3Q11	Transition effects as of September 30, 2011
Effect on statement of comprehensive income:		
Amortization of improvements to concession assets	2,770	6,363
Amortization of airport concessions	- 36,859	- 110,576
Amortization of rights to use airport facilities	- 7,357	- 22,070
Amortization of other acquired rights	- 1,095	- 3,285
Amortization of other non-current assets	- 149	- 577
Effect on statement of financial position:		
Improvements to concession assets		- 194,842
Airport concessions		- 5,467,311
Rights to use airport facilities		- 696,153
Other acquired rights		- 164,014
Other non-current assets		- 1,209
Deferred income taxes		1,833,743
Retained earnings adjustment		**- 4,689,786**

Deferred taxes – As a result of changes in accounting values, the Company recognized the effects of deferred income taxes based on the tax rate applicable according to their estimated date of reversal. Additionally, under MEX NIF the recoverable tax on assets was presented as a separate line-item. However, for IFRS purposes, the amount of the recoverable tax on assets was presented within deferred income taxes.

The changes described in the previous paragraph increased the deferred tax assets as shown below, based on the tax rate applicable according to their estimated date of reversal.

Third Quarter 2012 Report	Page 27 of 30

Current and deferred PTU – According to MEX NIF, current PTU (Employee Profit Sharing) is presented within other expenses. Under IFRS, current PTU is considered to be an employee benefit and is allocated in cost of services as part of employee costs in the consolidated statement of comprehensive income.  MEX NIF requires that deferred PTU be determined by applying a similar model to deferred income taxes and is calculated by applying the method of assets and liabilities as of the date of the financial statements.  As deferred PTU is not permitted by IFRS, the amount recognized under MEX NIF was eliminated in the transition to the IFRS.  The effect of this change is:

Employee benefits – In accordance with MEX NIF, the Company recognized in addition to seniority premiums, termination benefits and retirement benefits from severance payments at the end of the work relationship, pursuant to Financial Reporting Standard D3 “Employee Benefits”. However, under IFRS, the liability for termination benefits from severance payments at the end of the work relationship was eliminated as it does not comply with the requirements of IAS 19, “Employee Benefits”, which requires the existence of a demonstrable obligation (whether contractual or constructive) to terminate the work relationship with the employee in order for a liability to be recognized. Additionally, the Company utilized the optional exemption of IFRS 1, which consists of recognizing all unrecognized items in retained earnings as of the transition date.  The effect of this change is:

Third Quarter 2012 Report	Page 28 of 30

Effects of inflation in the financial information – In accordance with MEX NIF, the Company’s common stock and legal reserve include the effects of inflation through December 31, 2007.  However, for IFRS, these effects were eliminated as they do not comply with the requirements established by IAS 29, Financial Reporting in Hyperinflationary Economies. IFRS requires, among other factors, that in order to recognize inflation in the financial information, cumulative inflation in a three year period needs to approach or exceed 100%, which represents a reclassification among equity accounts. Since 1998, the year in which the Company was incorporated, and through September 30, 2012, the cumulative inflation over a three-year period has not reached or exceeded 100%. The effect of this change is as follows:

Retained earnings – The changes described previously increased retained earnings as of the Company’s transition date as shown below:

Other differences in presentation and disclosures in the financial statements – Disclosure requirements for IFRS are generally broader in scope than those of MEX NIF. This may result in a greater number of disclosures regarding accounting policies, significant judgments and estimates, financial instruments and risk management, among others. Additionally, differences in the presentation of figures could arise.

Third Quarter 2012 Report	Page 29 of 30

The information contained in this report has been prepared in accordance with IFRS guidelines issued and in effect as of the date of this report. The standards and interpretations that will be applicable as of December 31, 2012, including those that are optional, are not known with certainty at the time of this report.

* * *

Third Quarter 2012 Report	Page 30 of 30

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 25, 2012